Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining [redacted] Facsimile 8232 3590
Futures 9231 102[redacted]
Debt Markets 823[redacted]

04012687

MACQUARIE
BANK

SUPPL

5 February 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b). Please note this documentation relates to the Macquarie Bank Limited 2004 Operational Briefing, held on 5 Feb 2004.

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

MACQUARIE BANK EXPECTS STRONG INCREASE IN FULL-YEAR 2004 PROFITS

5 February 2004

Macquarie Bank Chief Executive Officer Allan Moss today indicated the Bank is on track to achieve an exceptional profit for the full year to March 31, 2004.

Mr Moss said the Bank has continued to benefit from favourable market conditions and its second-half profit for the six months to March 31, 2004 is now expected to be broadly in line with, or slightly ahead of, the first-half net profit attributable to ordinary shareholders of $242 million.

- Investment Banking Group – the full year result is expected to be well up on the prior year. The Group has continued to experience good market conditions including a strong Australian Initial Public Offer market, improving corporate confidence and strong broking volumes.
- Treasury and Commodities Group – the full year result is expected to be up on the prior year with strong results again from Metals & Mining and Foreign Exchange Divisions.
- Banking and Property Group - continuing strong property markets should also assist the Group to improve its full year result.
- Equity Markets Group - benefiting from favourable international equity market conditions, especially in Hong Kong, with a very large increase in its result expected.
- Financial Services Group – expecting a very large increase for the year, benefiting from previous investments and favourable equity markets.
- Funds Management Group - contribution should also be slightly up on the previous year's result .

"Particularly notable will be the full-year contribution of Macquarie Direct Investment, the Bank's private equity Division, reflecting the realisation of a number of its medium and long term investments, such as Tower Technology, Repco, Invocare, JB Hi-Fi and the Sabco businesses. Direct Investment is likely to contribute approximately six per cent of the Bank's 2004 profits (based on management accounts before tax and profit share)," said Mr Moss.

Mr Moss said it will be a challenge for the Bank to achieve the same result in 2004/05. He said the current year had benefited from extremely favourable domestic, and favourable international, market conditions, as well as significantly benefiting from asset realisations which are the culmination of years of investment – particularly from Direct Investment and also from Treasury and Commodities Group and Financial Services Group.

Mr Moss said a weaker US dollar will impact the Bank's international income and US dollar denominated trading income.

The Bank expects to announce its full-year result on Tuesday 18 May, 2004.

For further information, please contact:

Greg Ward, Macquarie Bank Chief Financial Officer	(02) 8232 3543
Erica Sibree, Macquarie Bank Investor Relations	(02) 8232 5008
Lisa Jamieson, Macquarie Bank Media Relations	(02) 8232 6016
	0416 237 332

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Presentation to

Shareholders and Analysts

5 February 2004

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Richard Sheppard

Deputy Managing Director

Speakers

Time	Group	Presenter
9.35 – 9.55	MD & CEO	Allan Moss
9.55 – 10.25	Risk Management	Nick Minogue
10.25 – 10.45	Treasury & Commodities	Andrew Downe
10.45 – 11.05	Break	
11.05 – 11.25	Equity Markets	Ottmar Weiss
11.25 – 11.45	Financial Services	Peter Maher
11.45 – 12.15	Investment Banking	Nicholas Moore

2004 scheduled presentations

→ 2004 Full-year Result Announcement (18 May 2004)

→ Banking and Property Divisional Briefing (3 June 2004)

  → Speakers include Bill Moss (Group Head) and Banking and Property divisional heads

→ Annual General Meeting (29 July 2004)

→ Specialist Funds Briefing (1 September 2004)

  → Speakers include heads of property and infrastructure funds divisions and funds' managing directors

→ 2005 Interim Result Announcement (16 November 2004)

Macquarie Bank - shareholders

- Institutional investors
  - Domestic
  - International
- Retail investors
  - External
  - Staff


Staff
4%
18% Institutional
(International)
Retail
23%
Institutional
55% (Australian)

- Foreign Institutional holdings increased 4% over the last 12 months
- Staff holdings exclude options

Macquarie Bank Limited Operational Briefing

Allan Moss

Managing Director &
Chief Executive Officer

All major business have been operating well

- → Investment Banking – expect year to be well up
  - → Benefiting from favourable market conditions including strong IPO market, improving corporate confidence and strong broking volumes
- → Treasury and Commodities – expect year to be up with strong contributions again from Metals and Mining and Foreign Exchange
- → Banking and Property – expect year to be up, property markets remain strong

All major business have been operating well

- → Equity Markets – expect very large increase for year
  - → Benefiting from improved international market conditions, especially in Hong Kong
- → Financial Services – expect very large increase for year
  - → Benefiting from previous investments and favourable equity markets
- → Funds Management – expect year to be marginally up
- → Direct Investment – expect significant contribution for year with market conditions allowing profitable realisation of a number of medium and long-term investments

Major Direct Investment deals in 2003/04

- → Record number of realisations (9) reflecting strong economy and equity capital markets
- → Some of these (the Sabco businesses and Tower Technology) date back to 1992/3
- → Others (JB HiFi, Repco and Invocare) reflect IPO of investments since 2000
- → Direct Investment full-year contribution may be around 6% of full-year profits*
- → Future earnings will be lower as new investments are added to the portfolio

* Based on management accounts before tax and profit share

It has been a busy year

- → All business groups have important initiatives in progress
- → Longstanding income tax dispute with the ATO settled
  - → Audit primarily related to the period 1988 to 1993
  - → Met from existing tax provisions and will not impact full-year 2004 financial results
- → $167m share buy-back completed December 2003
  - → Capital management initiative following early conversion of the Converting Preference Shares in September 2003

Risk Management is key focus for senior management

- → Risk Management is top priority for senior managers
- → Strong risk management systems and culture
- → Breaches of limits are taken seriously and without regard to impact on profit
- → Experienced Risk Management and management teams

Macquarie continues to benefit from very favourable market conditions

- → Equity markets performing strongly both domestically and internationally
  - → Good levels of broking activity – institutional and retail
  - → Good interest in other retail products
- → Strong Australian IPO market
- → Strong property market
- → Improving corporate confidence
- → Continuing good credit quality
- → Volatile AUD generating strong customer flows

MACQUARIE BANK

Expect an exceptional profit

- → Second-half 2004 profit is now expected to be broadly in line with, or slightly exceed, the first-half record profit
- → The final result will be influenced by market conditions over remainder of financial year and the timing of transactions
- → However, repeating this result in 2004/5 will be challenging for following reasons:
  - → 2004 has benefited from extremely favourable domestic, and favourable international, market conditions
  - → 2004 has benefited significantly from asset realisations which are the culmination of years of investment
    - → Particularly Direct Investment
    - → Also Treasury and Commodities and Financial Services
  - → Weaker USD will impact international income and USD denominated trading income

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Nick Minogue

Division Head – Risk Management

Risk Management Division – objective

- → To look at the possibility of things going badly and ensure the consequences remain acceptable
- → To act as an independent source of risk acceptance decisions in credit and market risk, to set and police standards in operational, liquidity and regulatory compliance risk
- → To exercise oversight over the Group's prudential management

Significant risks for Macquarie Bank

- → Credit Risk
- → Market Risk
- → Liquidity Risk
- → Operational Risk
- → Legal & Compliance Risk

Prudential management philosophy

- → Risk is the responsibility of all managers in the bank. Hence there are many staff who focus on risk management located in operating divisions
- → Macquarie gives significant operating freedom to business heads. This promotes a sense of responsibility for and ownership of risk alongside the equally entrepreneurial enthusiasm for profits
- → Macquarie management spends a lot of time on risk, meaning thinking about longer term consequences
- → Senior management group has been consistent for a long time and focused on the long term. Executive Director remuneration structure promotes this. Portion of profit withheld each year and does not vest for 10 years and not paid till 6 months after retirement
- → RMD ensures an appropriate level of control is applied to key risk areas of credit, market and operational risks as well as compliance and reputation risks
- → Risk acceptance decision making requires RMD input. Requires business support first but "no limits no dealing" is central to our approach to market and credit risk

RMD structure and reporting



Risk Management Division
RMD Credit
RMD Finance
Operational Risk Review
RMD Compliance
Credit
Country Risk
35
Market Risk
Liquidity Policy
20
Internal Audit
Operational Risk
22
Regulatory Compliance
23

- → Bank wide perspective
- → 100 staff most in Sydney, also 20 offshore in London, New York, Seoul, Hong Kong and Auckland
- → Reports direct to the Managing Director
- → Provides risk reporting to every Board meeting
- → Quarterly reports on all risk areas to Board Risk Committee
- → Head of RMD is a member of the Executive Committee
- → Integrated risk management function, allows us to see linkages between risk types. Important for assessment of large complex transactions. Inclusion of internal audit function particularly valuable
- → Growing slightly faster than the rest of the bank in recent years
- → Good alumni network across the bank, including Allan Moss

Credit

- → Decisionmaking is individual not by committee. Discretions are personal, escalate according to experience and nature of the risk. All Credit decisions above $4m are approved in Credit. The largest exposures require Board approval
- → Macquarie has $19bn of loans, leases, securities and trading exposures, 66% of this total is investment grade, 24% is high volume/retail (eg mortgages/commercial leasing) the remainder is largely secured, mostly by property
- → Special expertise in resources, three geologists, one petroleum engineer in Credit
- → Recruitment sources for credit staff vary but include investment banking staff
- → Potential Credit Exposures (PCE's) on trading exposures calculated on worst case basis
- → Excesses over limits taken seriously
- → Daily monitoring allows early correction of problems
- → Prudential functions within each business ensure credit approval terms adhered to
- → Average credit losses less than 10bps pa on loans and leases over last 10 years

RMD Finance - market risk, liquidity policy

- → Understanding nature of risks and markets is key; work closely with each business
- → Value at Risk (VAR) used for regulatory purposes, Macquarie's Worst Case Contingent Loss (WCCL) used for managing risk. Scenario based approach looking at sensitivities up to for example minus 40% on whole equity market
- → Trading limits not set as a target, approached infrequently. MBL trading businesses do not generally take large principal positions
- → Global Market Exposure Report (GMER) produced daily, two page summary of all market risk on WCCL basis. Goes to Heads of Trading Groups, Head of RMD and Allan Moss
- → Liquidity policy designed to protect the bank in event of sustained name crisis, ensures adequate term funding

Operational Risk

- → Operational Risk Review (ORR) reports to Board Audit & Compliance Committee (BACC) and to RMD
- → Performs Internal Audit function as well as providing oversight over operational risk across the Group
- → Monitors operational risk regularly in audit reviews also runs New Product and New Business approval processes
- → Reviews more frequent in offshore offices
- → Specialists in fraud and IT risks
- → In recent years significant initiatives: Operational Risk Self Assessment workshops, development of Key Risk Indicators, Incident Reporting System – a means of tracking errors and near misses and learning from them, designation of Business Operational Risk Managers

Compliance

- → Compliance is a business responsibility in Macquarie. Important for this function to be closely located with business management
- → RMD Compliance exercises an oversight role: ensuring each business area has identified its compliance responsibilities, has adequate resources to discharge them and that we would be aware of a failure to comply with them
- → Responsible for the International Regulatory Presence Management Programme looking after our relationships with international regulators. Offshore people in London, New York, Seoul, Hong Kong and Auckland
- → Group Compliance issues such as Chinese Walls, research conflicts
- → Heavily engaged in FSRA coordination. Do not anticipate any major issues

Risk Management results

- → Macquarie ratings stable over the business cycle
- → Relative consistency of earnings
- → Relative low credit losses over a long period

Managing growth

- → Macquarie has experienced:
  - → Bigger volumes, more dollars, new staff, offshore expansion, new business lines
- → Growth is not new, has been more or less constant for 10 years
- → The risk approach and senior management team has been consistent
- → RMD resources have more than grown with the bank's business
- → Intellectual calibre of RMD recruitment has been maintained
- → Series of initiatives taken over in response to growth over 5 years particularly in operational risk and compliance
- → Not all new businesses will be successful so risk commitments start small
- → New initiatives build on existing competencies, or we import them through partners or joint ventures – or we turn aside
- → Particular controls and standards in offshore offices include:
  - → Frequent management visits, internal audit reviews
  - → High and closely monitored level of senior Sydney trained staff
  - → Centralised risk management
  - → Controls over payments centralised in Sydney

MACQUARIE BANK

Unauthorised trading

- Controls are in place to identify such trades rapidly, limits the scale of a potential problem
- Key controls include:
  - Settlements function issues confirmations and effects payments, reports to the CFO, deals daily with Credit Department – effective segregation
  - One system to risk manage all treasury trades, all entries by the trader (including deal cancellations) trigger review within Settlements
  - Trades without a signed confirmation are reported daily
  - Random back tests of historic data to identify tampering with the deal set
  - Valuation models reviewed by RMD Finance and Quantitative Applications Division (QAD)
  - Independent market rates are sourced for trade valuation. RMD Finance and Treasury meet in Rates Committee monthly to agree more illiquid prices
  - Senior management are very familiar with Treasury operations

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Andrew Downe

Group Head – Treasury & Commodities

Treasury and Commodities Group

MACQUARIE BANK

- → Treasury & Commodities Group trades in a broad range of financial markets including commodity, futures, debt and foreign exchange markets.
- → The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets.
- → 356 professionals across 6 continents



London
New York
Houston
Seoul
Hong Kong
Sao Paulo
Johannesburg
Sydney
Melbourne

Treasury and Commodities Group

MACQUARIE BANK

- → Expect year to be up
- → Strong contributions from Metals and Mining and Foreign Exchange
- → Domestic business maintaining strong performance
- → Offshore growth particularly from commodity businesses
- → It is expected that further Australian dollar appreciation will impact upon future revenues although there will be some offset from foreign currency expenses

MACQUARIE BANK

Foreign Exchange

→ Monthly turnover for Dec 03 was over AUD200b, up approx. 82% on Dec 02

→ USD revenues have been impacted by the higher Australian dollar although the overall result is still overwhelmingly positive

Treasury

→ Performance tempered by the rising interest rates

→ The Debt Instrument Funding programme capacity was increased from USD5b to USD10b during the year

→ The Bank's debt investor base has strengthened as a result of continued focus on road shows and broker relationships

MACQUARIE BANK

Debt Markets

→ Good transaction flow

  → #1 Lead Manager Australian Domestic Bonds

    → Thomson Financial League Tables – Jan - Nov 2003

  → #1 Lead Manager Domestic Asset Backed Issuer/Securities

    → INSTO League Tables – Jan - Dec 2003

  → Australian Securitisation House of the Year

    → IFR Asia and Asia Money Awards 2003

  → Best Securitisation House (Australia) – Finance Asia

  → Innovative Deal of the Year (ALE CMBS) – INSTO

  → Mortgage Backed Securities House of the Year – INSTO

Metals and Mining

- → Precious Metals
  - → Forward and options trading books are performing strongly
  - → Gold structured derivatives slow due to changes in accounting standards and anti-hedging sentiment of equity investors
- → Base Metals
  - → Improved results from volatile markets and project finance transactions
  - → Volume traded in Dec 03 nearly double Dec 02
- → Equity Investments
  - → Eighteen direct equity investments in resource companies plus royalty interests and commodity warrants
  - → No current plans for realisation of these interests

Metals and Mining cont..

- → Energy Capital (Houston)
  - → A niche business providing a wide array of strategic debt and equity capital for the upstream oil and gas industry
  - → Tailored commodity price risk management solutions
  - → Similar style transactions to asset backed derivative and finance deals with small cap mining companies
  - → Target opportunities in the USD10m to USD50m range and invest in both debt and equity at the corporate and project level
  - → Operational for over a year and developed a portfolio of deals, completing ten transactions for eight clients
  - → The team has expanded from six to eight staff
  - → Continued to see a strong deal flow

Futures

- → Third largest execution broker on SFE with 10% market share
- → Largest institutional clearer and #2 overall clearer on the SFE
- → Offshore execution and clearing volumes are up
- → The Division sold down a portion of their SFE shareholding during the year although has no specific intentions regarding the remainder of their holding

Agricultural Commodities

- → Lower volatility and liquidity in agricultural commodities markets
- → Physical cotton trading business based in the US is performing strongly
  - → In 2003, Macquarie was the 7th largest exporter of cotton out of the US with sales volume of over USD175,000,000
- → New physical cotton trading business based in Australia commenced in December 2003
  - → This business purchases physical cotton from the farm gate and exports to Asia
- → The Division continues to grow its sugar and cotton pre-crop finance and hedging business in Brazil

Energy Markets

→ Emphasis has been placed on building a niche in structured client solutions - structuring and trading oil and gas products

→ The Division now has a marketing presence in Sydney, London and New York

→ This new Division has developed a broad client base ranging from US producers to European and Australian airlines through to Singapore utilities

→ Products traded range from crude oil through to diesel and asphalt

Risk Advisory Services

→ Broad range of clients from infrastructure and utilities through to government

→ First sale of its electricity risk management system developed with Logica CMG to an energy utility

→ Results will be influenced by lower deal volumes

Treasury and Commodities Central

→ Kookmin Business Cooperation Agreement – a treasury derivatives business with Kookmin Bank is performing well

→ Fund Linked Products – the business and its products have been transferred to the Equity Markets Group

→ Royal Bank of Scotland Joint Venture – an agreement to jointly build a commodities derivatives business is seeing promising early stage deal flow

Risk Management framework

DEAL

- Accepted (part 2), confirmed and settled independently.
- Outstanding confirmations are reported both daily and monthly.
- Backdated changes/additions and deletions reported individually.
- All deals are included in every 24 hour cycle.
- No discretion to exclude any deal on any basis.

RATES

- Independent rates sourced daily by back office.
- Rates committee (monthly) includes business and Risk Management Division representatives.
- Review any exceptions or variance to independently sourced rates.

MODELS

- Independent sign-off (QAD)
- Highly restricted change control

VALUE (P/L)

- Ability to go back in time and re-generate profit and loss and therefore verify nothing has changed

Risk Management framework

→ One source of global transaction data

→ All functions (within business and independent of the business) use this global transaction data

→ Division Head, Group Head, RMD Head and MD all receive daily reports including any limit breaches.

→ Daily Profit or Loss > $500,000 in any Division independently reviewed.

→ Ability to go back in time and regenerate reports to ensure no changes have occurred

Continued controlled growth offshore

- Offshore staff are a mixture of expats and locals, and mostly traders and marketers
- Management oversight with Head of T&C London and Head of T&C New York and Head of Energy Markets Division all based offshore
- All settlements, confirmations and payments processing handled by robust Sydney control environment, staffed 24 hours. Global accounting based in Sydney
- Some Credit, Legal, IT and Compliance staff offshore to facilitate transactions

Treasury and Commodities Group - new horizons

- Energy Markets
  - Early stage results are encouraging
  - US marketing presence a recent addition to Sydney and London offices
- Energy Capital
  - Strong deal flow in the US
  - Positive contribution to Group profit
- Physical Cotton Trading in Australia
  - Commenced new Australian based physical commodity business in December 2003
- New Commodity Derivatives Alliance
  - London based alliance with Royal Bank of Scotland in its first year of operation is producing encouraging results

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Greg Ward

Chief Financial Officer

MACQUARIE BANK

Macquarie Bank Limited Operational Briefing

Ottmar Weiss

Group Head – Equity Markets

What we do

Equity Markets Group

Responsible for managing Macquarie's equity trading and derivative risk

Business model:	Margin (Generation & Capture)	Arbitrage Mispricings
Key Profit Drivers:	Product Volumes	Product Margins
Earnings Diversification:	Geographic	Market segments
High ROE	Minimal Capital Usage	

Business structure



Head Office
EM-IT
EqFin
(51)
EMS
HR
AUS
HK
ITD *
IS *
SA
JAP
BRA
KOR

Staff Locations	AUS	HK	ITD *	IS *	SA	JAP	BRA	KOR
Australia	54	-	10	3	-	-	-	-
Offshore	-	28	-	7	5	4	7	7
Partners	-	-	-	-	10	7	-	6
	54	28	10	10	15	11	[illegible]	13

* [illegible]eviously Europe – 2[illegible] in London

Business environment - summary

Location	Business Conditions	Comments
AUS	- / ↓	Retail volumes concentrated in i-rate sensitive stocks
HK	↑	} North Asian markets generally benefiting from China growth
JAP	↑	
KOR	↑	
BRA	↑	i-rate decline positive for shares. Relative political stability
SA	-	i-rate decline positive for shares. Stronger Rand increases A$ earnings
US	- / ↑	} Reflation price move now finishing
EUR	- / ↑	

Business environment - Australia

. . . despite rising market, volumes steady



3 Month Rolling Average Turnover (AU$ mil.)
XJO Close
5000
4500
4000
3500
3000
2500
2000
1500
1000
3600
3300
3000
2700
2400
2100
Sep-00
Nov-00
Dec-00
Feb-01
Mar-01
May-01
Jun-01
Aug-01
Sep-01
Oct-01
Dec-01
Jan-02
Mar-02
Apr-02
Jun-02
Jul-02
Sep-02
Oct-02
Dec-02
Jan-03
Mar-03
Apr-03
Jun-03
Jul-03
Sep-03
Oct-03
Nov-03
Jan-04

Business environment - USA

. . . mostly flat volumes


3 Month Rolling Average Turnover (US$ mil.)
S&P500 Close
49000
47000
45000
43000
41000
39000
37000
35000
33000
1400
1200
1000
800
600
400
200
0
Dec-01 Jan-02 Feb-02 Mar-02 Apr-02 Apr-02 May-02 Jun-02 Jul-02 Aug-02 Sep-02 Oct-02 Nov-02 Dec-02 Jan-03 Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Oct-03 Nov-03 Dec-03

Business environment - Hong Kong

. . . improved prices and volumes (particularly 2H)


3 Month Rolling Average Turnover (HK$ mil.)
HSI Close
30000
25000
20000
15000
10000
5000
0
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
Apr-94 Aug-94 Dec-94 May-95 Sep-95 Jan-96 May-96 Sep-96 Feb-97 Jun-97 Oct-97 Mar-98 Jul-98 Nov-98 Mar-99 Aug-99 Dec-99 Apr-00 Aug-00 Jan-01 May-01 Sep-01 Feb-02 Jun-02 Oct-02 Mar-03 Jul-03 Nov-03

Business environment
- Level of Risk

. . . steady levels of overall market risk despite increased volumes



Regulatory 99% 10 day VAR*
60 Day Average of Reg. VAR
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03

➔ Risk Weighted Assets remain < 5% of MBL Total

Performance review

- → Overall, expect very large profit increase for the year
- → Australia
  - → Strong results leveraging off diversified product mix
  - → No. 1 Warrant market share in 2003 with 44% overall by value
  - → Ranked No. 1 in Equity Index Swaps and Options, Single Stock Options, Structured Equity Products and Warrants by 2003 Asia Risk Interbank poll
- → Hong Kong
  - → Very strong result due to leverage to improved market and more diversified product range and distribution channels
  - → This result achieved despite the weaker HK$
  - → Leading market share in warrants (28% in Jan 04)
- → South Africa
  - → First year of new business venture with Nedbank has surpassed last year's profit with previous partner

Performance review – cont.

- → International Structuring
  - → Profitable in its first year since the restructure in 2003
  - → Deals being transacted in a number of geographic markets
- → International Trading Desk
  - → A strong result, successfully conducting arbitrage trading across global markets
  - → Based in Sydney, trading 24 hours via three shifts
- → Japan
  - → Positive contribution for the first time
- → Brazil
  - → Profitable. Alliance discussions to be concluded during fiscal Q4
- → Korea
  - → Full trading has now commenced. Opportunities continue to look promising

EMG Hong Kong - 2001 vs. 2004

- → Both periods have strong volume growth
- → AUD now some 35% stronger against HKD
- → Overall, now much greater leverage to market
  - → Product mix more diversified (warrants still important)
  - → Products better positioned (all leading market shares)
  - → Broader distribution channels
- → Fewer competitors than 2001
- → June 2001: regulatory intervention

Macquarie Bank Limited
Operational Briefing

Peter Maher

Group Head – Financial Services

FSG's role and structure

→ FSG leverages its client insight to manufacture, package, in-source and distribute (using multiple channels) best of breed solutions to enable retail clients to achieve their financial objectives

FSG

MFS
- Full Service Broking
- Wealth Management
- Private Banking
- Private Portfolio Management
- Futures & International

International
- New Zealand

MAS
- Wrap
- Cash Management Trust
- Superannuation
- Managed Funds
- Alternative Investments
- Adviser Broking Services
- Insurance

FSG Central

Finance, Strategy, IT, Legal, Brand, PR, Organisation Development

Role of the FSG divisions

- MAS-Macquarie Adviser Services (358 staff in 5 locations)
  - Provide advisers, intermediaries and IFAs with administration services and access to best of breed products
  - Market leading position in both cash and platform market
- MFS-Macquarie Financial Services (557 staff in 6 locations)
  - Target affluent retail clients through an advice based relationship
  - Adviser force growing with more than 250 advisers – quality of advisers (average revenue) has increased significantly
- International (64 staff in 3 locations in New Zealand (Auckland, Christchurch and Wellington))
  - Opportunistically exploit core product and distribution capabilities in selected overseas markets.

Some operational highlights

Client and Revenue Growth

- Total number of clients up approx 26% in the past 18 months to more than 570,000
- Revenue is expected to be up 18% on FY03
- Average revenue per MFS Adviser up 50% on FY03 (year to date)
- Almost 70% of revenue is annuity based
- While benefiting from favourable market conditions, FSG is consistently growing market share
- Scalability is being delivered – marginal revenue is highly profitable

Some operational highlights

Cost Management

- → Costs basically flat for past 3 years, in spite of amortisation of systems increasing over that period
- → Year to date costs per FTE 2% lower than pcp
- → Staff costs as a % of revenue have fallen 6 percentage points in the past 3 years
- → Systems costs as a % of revenue have fallen 3 percentage points in the past 3 years
- → Costs (and in particular systems) are expected to fall further in next 12 months as a % of revenue
- → Continually reviewing and benchmarking key metrics

Some operational highlights

Execution of our Strategy

- → Our focus on client experience and service levels is being recognised
  - → FSG won the 2003 Assirt Service Awards for Best Fund Manager of the Year and Best Master Trust/Wrap provider
- → Our core revenue drivers are all growing strongly
  - → CMT FUM up 6% to $9.243B Dec 03 (Dec 02 $8.724B) (includes Wrap cash)
  - → Wrap AuA up 38% to $8.452B Dec 03 (Dec 02 $6.106B) (includes Wrap cash)
  - → Stock and underwriting up 50% on equivalent period last year
- → The successful realisation of our South African investment indicates the potential portability of our core capabilities
- → Our investment in our Brand is driving both increased awareness and further strengthening of our key brand dimensions

Further opportunities for FSG

- → Core market segments are continuing to grow
- → Our focus on innovation and speed to market will help capture higher margins in emerging segments
- → FSRA will benefit those businesses that have invested in the appropriate infrastructure to effectively manage a growing and more demanding client base
- → Our increasing distribution reach is attractive to both internal and external partners
- → Our brand, reputation and Australian (and non Big 4) ownership are differentiators

Further opportunities for FSG

- → Our core executional disciplines remain unchanged
  - → Focus on incremental revenue growth through product and service excellence
  - → Maintain tight controls on expenses
  - → Drive increases in productivity through intelligent technology investments and focussed sales and operational management
  - → The above, coupled with decreasing systems amortisation, will lead to continued step change in our cost/income ratio

Further opportunities for FSG

→ Alongside our existing revenue growth drivers, we are looking at a number of related opportunities:

  → Further extending our "best of breed" approach in MAS by partnering with other fund managers and product providers

  → Continue to enhance the functionality of our Wrap platform

  → Further innovation in the Alternative Assets space e.g. Generator Bonds

  → Taking our platform capabilities into other product categories

→ Evidence shows good opportunities for continued earnings growth

Macquarie Bank Limited Operational Briefing

Nicholas Moore

Group Head – Investment Banking

What we do

→ Full spectrum of client focused investment banking skills

→ Approx 1,200 staff in 24 offices (19 offshore; soon to add Beijing)

Leverage Ideas – Expand Business Continuum

IDEA → BROKERAGE → ADVICE → UNDER WRITING → FUNDS → PRINCIPAL

Infrastructure	MIG, MAP, MAG, GIF, KRIF, SAIF, MEAP, AIIF, MEIF...
TMET	Technology/MCG
Resources	KPC
Industrials	Mayo, ALH/ALE
Financial Institutions	
Property	

Leading market positions (CY2003)

M&A Advice

- → No.1 for announced Australian target M&A (Thomson)
- → M&A House of the Year (INSTO)
- → Most innovative M&A ideas (Greenwich)
- → Best M&A Deal – Burns Philp/Goodman Fielder (FinanceAsia)
- → Innovative Deal of the Year – ALE Property CMBS (INSTO)

Project Finance Advice

- → Global Adviser of the Year (PFI)
- → Project Finance House of the Year (AsiaMoney)
- → No.1 Australasia (East & Partners)
- → No.1 Asia Pacific (completed & mandated); No.1 Americas (completed); No.2 Global (completed) (PFI)
- → European Rail Transport Award – London Underground (Jane's Transport Finance)
- → North American Transport Deal of the Year – SR125 (Project Finance)
- → Infrastructure Deal of the Year for Americas – Path 15 (PFI)

ECM

- → Best Equity House (Finance Asia)
- → Best ECM ideas (Greenwich)
- → Hybrid Securities House of the Year (INSTO)
- → No.2 for Australian ECM (Thomson)
- → Equity Deal of the Year – Promina (AsiaMoney)
- → Hybrid Deal of the Year – Leighton Holdings (INSTO)
- → IPO of the Year – Promina (CFO, FinanceAsia)
- → Hybrid Debt-Equity Issue of the Year – Transurban CARS Trust (CFO)

Institutional Stockbroking

- → Best Domestic Brokerage (AsiaMoney)
- → Six #1 ranked analysts (up from two #1 ranked analysts last year) (Greenwich)
- → No.2 rated broker for "Research & Sales Quality" of Australian Equities by US Institutions (US Greenwich)

Deal highlights

Westlink M7

- → Project Finance Deal of the Year (INSTO, AsiaMoney, CFO)
- → Syndicated Loan of the Year (AsiaMoney)
- → Australian Transport Deal of the Year (Project Finance – Asia Pacific)

Promina

- → Best IPO (Finance Asia)
- → Deal of the Year (INSTO)
- → Equity Deal of the Year (AsiaMoney, INSTO)
- → IPO of the Year (CFO)

Alinta and AMP managed funds / Aquila

- → Most Innovative Deal (Finance Asia)
- → Deal of the Year (AsiaMoney)

Transurban CARS

- → Best Equity Linked Deal (Finance Asia)
- → Equity Linked Deal of the Year (AsiaMoney)
- → Hybrid Debt-Equity Issue of the Year (CFO)

Increased global reach – new initiatives


North America
Senior Secured Loans
Funds
Debt underwriting
Gold sector M&A
Macquarie IT
Coriolis
District energy
US transmission
Toll roads
Airport carparks
MEAP (2nd close)
Macquarie Electronics
Europe
Industrials advisory
German outbound leasing
Macquarie Aviation
Gas meters
Water
Rail
Macquarie Electronics
MEIF (in progress)
South Africa
Resources &
Infrastructure advisory
AIIF
Equities research JV
Toll roads
Asia
China advisory
Asian resources
Debt restructuring
Macquarie IT
Macquarie Electronics
Macquarie Aviation
Japanese toll roads
KRIF (3rd close)

Strong results in an improving environment

Expected 2004 Contribution[1]		
Increased	**Flat**	**Down**
Infrastructure	Property	FIG
Industrials	Macquarie Capital[3]	
Resources	Cross-border leasing	
Financial Products (excluding XBL)		
Institutional Stockbroking		
TMET[2]		

Note:
1. As compared to prior period
2. Excluding NTL
3. After excluding one-off items

Corporate Finance

- → Strong performances from the specialist funds
- → Increased equity issuance and, to a lesser extent, M&A opportunities across most industry sectors
- → Significant contribution from offshore offices
- → Strong deal flow across industry groups

  M&A/Project Finance:

  → Alinta and AMP managed funds/Aquila, HBOS/Bankwest, AWB/Landmark, Placer Dome/East African Gold Mines, Macquarie Goodman Industrial Trust/AMP Industrial Trust, Toll/TranzRail, Unitab/TAB/Tabcorp, TVG/Powertel, Fosters/ALH/ALE, New Pantai Expressway financing, Path 15 financing, PCAA/Avistar, M77 DBFO, Newham and Enfield schools, Wheaton River/Miranda Mining, Boral/Adelaide Brighton

  Equity Capital Markets:

  → Promina, POWERS Trust, AWB, Macquarie Goodman Industrial Trust, JB Hi Fi, AMP rights issue, Leighton Notes, Transurban CARS

Financial Products

- High levels of international business being written
- Cross border leasing market on hold
- New domestic retail funds – Australian forestry product, 2nd Fusion fund, 2nd Macquarie Nine Film Fund
- Four Corners (US) – loan management business, over US$900 million leveraged funds under management (approx US$480 million equity under management) in five funds with a steady stream of new opportunities

Macquarie Capital

- Macquarie IT – ongoing domestic success and success in Korea & Canada
- Macquarie Leasing experiencing strong organic growth and economies of scale
- Growth of books

Growth of books	Mar 03	Dec 03	
Mac Leasing	$1,470m	$1,839m	↑ 25%
Mac IT	$ 529m	$ 747m	↑ 41%

- New business initiatives all showing good progress
  - Macquarie Electronics – trading and market conditions generally improving
  - Macquarie Aviation – business infrastructure in place and deal flow commenced
  - Coriolis – deal flow commenced
  - Worldwide Parking Group – first carpark being erected at Auckland Airport

Institutional Stockbroking

- → Strong result in improved equity market
- → Market share has increased with higher ASX turnover
- → Commission rates have remained constant
- → Secondary market brokerage revenue and issuance fees strong contributors
- → Introduction of 24 hour settlements and clearing function
- → 15 Top 3 panel rankings in 2003 from domestic institutions, up from 12 in 2002
- → 11 analysts among the top 3 in their sectors by top 20 investors (Greenwich, 2003)
    - → Six #1 ranked analysts (up from two #1 ranked analysts last year)

Specialist fund strategy continues

- → Equity under management continues to increase
- → At December 2003, 53% compound annual growth in equity under management since 1997

Equity Under Management[1]


16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
A$ billions
MIG
HLY
MAG
MAP
MCG
Other
Other Committed ²
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Dec-03
Mar-04F²

Note:

1. Equity under management calculated as market capitalisation for listed funds and invested capital for unlisted funds for year ending March; unless otherwise stated.
2. March 2004 forecast equity under management (i) assumes market capitalisation of listed funds and invested capital for unlisted funds as at December 2003 and (ii) reflects additional committed capital expected to be invested or made available for investment at that date.

Specialist fund strategy continues

→ Ability to source deals globally
  → ~300 infrastructure staff in 18 offices (soon to add Beijing)
  → Advised on over $22 billion of infrastructure deals in calendar 2003

Deals sourced for funds


North America
SR125 South
METC
District Energy
PCAA
Europe
South East Water
Arlanda
Korea
Daegu-Busan Expy
Kwangju Second Beltway
Soojungsan Tunnel
Woomyeonsan Tunnel
Machang Bridge
Chonan Nonsan Expy
Seoul to Chunchon Expy

Specialist fund strategy continues

→ Proven asset management expertise

Airports	Revenue Increase[1]	EBITDA Increase[1]
Sydney	10.5% ↑	15.2% ↑
Rome	6.0% ↑	15.1% ↑
Birmingham	4.0% ↑	9.8% ↑
Bristol	12.0% ↑	22.5% ↑

Roads	Revenue Increase[1]	EBITDA Increase[1]
407	14.6% ↑	2.2% ↑
ED	18.2% ↑	22.5% ↑
M4	2.0% ↑	1.7% ↑
M5	22.0% ↑	21.9% ↑

Our value add

Airports:
- Business plan
- Capital structure
- Cost savings; retail plans
- Development opportunities
- Low cost carriers

Roads:
- Capital structure
- Business plan
- New toll technology

Note:
1. Latest publicly reported results

Specialist fund strategy continues

→ Proven asset management expertise

MCIG (Broadcast Australia)		
EBITDA[1]	24.0%↑	
Security price[2]	51.5%↑	since listing
Index outperformance[2]	57.95%	since listing

Our value add

- Securing new business: a number of new contracts awarded
- Cost control
- Careful management of digital rollout

Note:
1. Year to 30 June 2003
2. As at 31 December 2003

Specialist fund strategy continues

→ Success in broadening international investor base

Fund	Size	Investors
KRIF	→ 3rd close Jan 2004 - $304 million → Total commitments approx $714 million → More than doubled commitments in first year of operation	Mainly Korean institutional investors
MEAP	→ New $102 million commitment from Canada Pension Plan Investment Board (Dec 2003) → Total commitments of $350 million → Target fund size $400 million	Predominantly Canadian pension funds
AIIF	→ $125 million (Jan 2004) → Plans to raise additional funds over coming 6 months	South African institutional investors

Specialist fund strategy continues

Continuing focus on broadening international investor base

- → Major progress in establishing Macquarie European Infrastructure Fund (MEIF)
  - → Two seed assets acquired
    - → South East Water (purchase price of $948 million)
    - → Sweden's Arlanda Express airport rail link (purchase price of $71 million)
  - → Initial close expected within 3 to 6 months
  - → Discussions with investors well progressed
- → Global Infrastructure Fund II
  - → First close with $100 million of commitments
- → Increased levels of foreign ownership in listed funds
  - → MIG 28%
  - → MAp 21%

2005 opportunities

- → Rally in equity markets driving expectations of significant issuance activity
- → General improvement in M&A conditions
- → Continuing growth of Asian investment banking business
  - → New advisory office in Beijing; Asian resource projects; non-roads infrastructure in Korea; Korean M&A; Japanese infrastructure
- → Infrastructure - power (Australia/North America) and transport (North America/Europe/Korea) deals dominate opportunities, driven by deregulation in many countries
  - → Specific opportunities seen in PFI transactions and regulated assets (UK/Europe)
- → Resources – plans to consolidate / continue offshore expansion and expand project finance capability

2005 opportunities

- TMET – specific opportunities in communications infrastructure and small/medium telco consolidation
- Industrials – increased consolidation activity and strong issuance pipeline; private equity opportunities
- Financial products – UK and US wholesale counterparties active. Expect continued growth in retail products and new opportunities in Asia
- Macquarie Capital – continued organic growth and ramp up of new leasing books
- Institutional Stockbroking – opportunities in alternative assets sales; corporate broking and branding; facilitation
- Specialist funds development
    - Continued focus on offshore and unlisted capital raising capabilities
    - Further raisings in Canada (MEAP), South Africa (AIIF), Europe (MEIF), Global Infrastructure Fund II (GIF II)

Macquarie Bank Limited Operational Briefing

Presentation to

Shareholders and Analysts

5 February 2004